

March 3, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: ETF Opportunities Trust
         Issuer CIK: 0001771146
         Issuer File Number: 333-234544 / 811-23439
         Form Type: 8-A12B
         Filing Date: March 3, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the T-REX 2X Long ARM Daily Target ETF, T-REX 2X Long DJT Daily Target ETF and T-REX 2X Long RBL Daily Target ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications